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April 1, 2015
VIA FEDERAL EXPRESS, EMAIL (Mr. John Hodgin) AND EDGAR
Mr. Karl Hiller
Branch Chief
Securities & Exchange Commission
Washington, D.C. 20549

Re:	Evolution Petroleum Corporation Form 10-K for the Fiscal Year ended June 30, 2014 Filed September 12, 2014 File No. 001-32942
Dear Mr. Hiller:
Set forth below are the responses of Evolution Petroleum Corporation (the “Company”) to the comments contained in your letter dated March 18, 2015 regarding the Company’s above referenced filings. For your convenience, we have repeated in bold type the comments exactly as set forth in the March 18, 2015 letter. The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year ended June 30, 2014

General

1.
We note references to hydraulic fracturing in various locations in the filing. Please expand your disclosure where appropriate to convey clearly the extent to which hydraulic fracturing is employed in your operations. If significant, then please also add tailored risk factor disclosure regarding the specific operational and financial risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives. In this regard, we note your reference on page 3 to a well that ceased production “when an offset well was hydraulically fractured and the water migrated to our well bore.”

Mr. Karl Hiller
April 1, 2015

Answer:
The Company believes that the use of hydraulic fracturing in our operations is not significant as we have not employed hydraulic fracturing since fiscal 2013. Under Business Strategy, Other Projects, Mississippi Lime, we discussed past fracturing which was performed during the completion of two wells in that play during fiscal 2013. The reference on page 3 to an "offset well was hydraulically fractured" relates to an adjacent third party-owned well that was fractured and caused a water migration into our well, which rendered it uneconomic. The Company has no future plans to employ hydraulic fracturing at this time and it is a not a relevant part of our current business strategy. The Company respectfully submits that its current disclosures are adequate under the circumstances.

2.
Please expand your discussion of reserves on pages 2 and 14, and any similar presentations elsewhere in your filing to provide a cautionary statement regarding the different levels of uncertainty relating to the estimates of proved, probable and possible reserves, and net present worth discounted at 10% (PV-10). For example, you should indicate that the reserves and net present worth discounted at 10%, relating to the categories of proved, probable and possible, have not been adjusted to reflect different levels of recovery risk among these categories, and are therefore not comparable and not meaningfully combined. Please remove all combined estimates of proved plus probable reserves, including those expressed as a single barrel of oil equivalent figure and the future net revenue expressed as the combined proved and probable net present values discounted at 10% (PV-10), as presented on pages 22 and 24. If you require further guidance, refer to the answer to Question 105.01 in our Compliance and Disclosure guidance, Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, available on our website at http://sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Answer:
The Company acknowledges the Staff's comment. The Company proposes to comply with this comment by (i) in future filings not including any disclosure of combined estimates of proved plus probable reserves, including those expressed as a single barrel of oil equivalent figure and the future net revenue expressed as the combined proved and probable net present values discounted at 10% (PV-10), and (ii) adding cautionary disclosure in future filings where it discusses each of the three levels of reserves and respective net present worth discounted at 10% (PV-10) regarding the different levels of uncertainty, similar to the following:
Page 2 (additional language in bold):
Our independent reservoir engineers, DeGolyer & MacNaughton, assigned the following estimated reserves net to our interests at Delhi as of June 30, 2014:

•	13.1 million bbls of proved oil equivalent reserves, with a PV-10* of $318.1 million

•	9.5 million bbls of probable** oil equivalent reserves, with a PV-10* of $135.9 million

•	3.0 million bbls of possible** oil equivalent reserves, with a PV-10* of $20.1 million
_______________________________________________________________________________

*
PV-10 of Proved reserves is a non-GAAP measure, reconciled to the Standardized Measure at "Estimated Oil and Natural Gas Reserves and Estimated Future Net Revenues" under Item 2. Properties of this Form 10-K. Probable and Possible reserves are not recognized by GAAP, and therefore the PV-10 of such reserves cannot be reconciled to a GAAP measure.

Mr. Karl Hiller
April 1, 2015

**
With respect to the above reserve numbers, estimates of Probable and Possible reserves are inherently imprecise. When producing an estimate of the amount of oil and natural gas that is recoverable from a particular reservoir, Probable reserves are those additional reserves that are less certain to be recovered than Proved reserves but which, together with Proved reserves, are as likely as not to be recovered. Possible reserves are even less certain and generally require only a 10% or greater probability of being recovered. All categories of reserves are continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors. Estimates of Probable and Possible reserves are by their nature much more speculative than estimates of Proved reserves and are subject to greater uncertainties, and accordingly the likelihood of recovering those reserves is subject to substantially greater risk. These three reserve categories and net present worth discounted at 10% relating to each category have not been adjusted to reflect different levels of recovery risk among these categories and are therefore not comparable and are not meaningfully combined.

Page 14 (additional language in bold):

Estimated Oil and Natural Gas Reserves and Estimated Future Net Revenues
The SEC sets rules related to reserve estimation and disclosure requirements for oil and natural gas companies. These rules require disclosure of oil and gas proved reserves by significant geographic area, using the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, rather than year-end prices, and allows the use of new technologies in the determination of proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. Subject to limited exceptions, the rules also require that proved undeveloped reserves may only be classified as such if a development plan has been adopted indicating that they are scheduled to be drilled within five years.
There are numerous uncertainties inherent in estimating quantities of proved reserves and estimates of reserves quantities and values must be viewed as being subject to significant change as more data about the properties becomes available.
Estimates of Probable and Possible reserves are inherently imprecise. When producing an estimate of the amount of oil and natural gas that is recoverable from a particular reservoir, Probable reserves are those additional reserves that are less certain to be recovered than Proved reserves but which, together with Proved reserves, are as likely as not to be recovered. Possible reserves are even less certain and generally require only a 10% or greater probability of being recovered. All categories of reserves are continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors. Estimates of Probable and Possible reserves are by their nature much more speculative than estimates of Proved reserves and are subject to greater uncertainties, and accordingly the likelihood of recovering those reserves is subject to substantially greater risk. These three reserve categories and net present worth discounted at 10% relating to each category have not been adjusted to reflect different levels of recovery risk among these categories and are therefore not comparable and are not meaningfully combined.

Page 22 (revised language in bold):

Oil & Gas Reserves

•	~~Combined Delhi Proved and Probable oil equivalent volumes at June 30, 2014 increased to 22.6 MMBOE, an 8% increase over the previous year;~~

•	Delhi proved oil equivalent volumes at June 30, 2014 decreased to 13.1 MMBOE, a 3% decline from the previous year and corresponding PV-10* declined to $318 million, 30% lower prior year.

•
Reserves volumes in the immediate area of the June 2013 Event and within the Delhi town limits were re-categorized from Proved Reserves to Probable Reserves, due to the operator’s current forecast of deferred CO2 injection;

•
~~Combined Proved and Probable future net revenues remain essentially unchanged, despite a lower trailing average oil price than that used in 2013, while the combined PV‑10* of $454 million is 20% lower than the previous year,~~

Mr. Karl Hiller
April 1, 2015

~~due primarily to a more conservative operating plan that defers a portion of forecast production into later periods and a lower peak production rate;~~

•	Delhi probable volumes at June 30, 2014 increased to 9.5 MMBOE, a 28% increase over the previous year and corresponding PV-10* increased to $136 million, 24% higher than prior year.

Page 24 (deleting the sentence in bold below):

The decline in Proved Reserves resulting from reduced injection pressure and deferred development was partially offset, in volumes, by the addition of incremental proved gas plant volumes, with forecasts of a more robust natural gas liquids (“NGL”) recovery than projected in the previous year’s estimate. The combined impacts on PV-10* of the lower peak production rate, later date of peak rate and re-categorization of reserves resulted in a decrease of our Proved PV-10* by 30% to $318 million. Due to the re-categorization, Probable volumes and related PV-10* increased 28% and 24%, respectively, to 9.5 MMBOE and $136 million, respectively. ~~Consequently, the aggregate impact on Proved and Probable reserves was an 8% increase in combined volumes to 22.6 MMBOE and a 20% decrease in combined PV-10* to $454 million.~~
Possible reserves volumes at Delhi decreased by 20% to 3.0 MMBOE and PV-10* declined by 38% to $20 million, both primarily due to the incremental recovery factor being reduced from 3% to 2% of original oil in place and the projected slower production pace.

Properties, page 14
Summary of Oil & Gas Reserves for Fiscal Year Ended 2014, page 14

3.
We note your disclosure of possible reserves is limited to a total barrel of oil equivalent figure on page 2 and 24. Please expand your disclosure to provide the net quantities of developed, undeveloped and total possible reserves by product type, i.e. oil, natural gas liquids and natural gas, to comply with Item 1202(a)(2) of Regulation S-K.

Answer:
The Company acknowledges the Staff's comment. In future filings, the Company proposes to expand the disclosure below appearing in Item 2. Properties on page 15 to include net quantities of developed, undeveloped and total possible reserves by product type:

Mr. Karl Hiller
April 1, 2015

Reserve Category	Oil (MBbls)	NGLs (MBbls)	Natural Gas (MMcf)	Total Reserves (MBOE)	PV-10
PROVED
Developed (60% of Proved)	7,858	32	481	7,970	$257,954,613
Undeveloped (40% of Proved)	2,668	2,247	2,426	5,319	61,790,784
TOTAL PROVED	10,526	2,279	2,907	13,289	$319,745,397
Product Mix	79%	17%	4%	100%
PROBABLE
Developed (43% of Probable)	4,039	—	—	4,039	$79,823,271
Undeveloped (57% of Probable)	3,381	1,735	1,873	5,428	56,106,975
TOTAL PROBABLE	7,420	1,735	1,873	9,467	$135,930,246
Product Mix	79%	18%	3%	100%
POSSIBLE
Developed (55% of Possible)	1,628	—	—	1,628	$14,260,632
Undeveloped (45% of Possible)	731	503	543	1,324	5,886,949
TOTAL POSSIBLE	2,359	503	543	2,952	$20,147,581
Product Mix	80%	17%	3%	100%

Internal Controls over Reserves Estimation Process and Qualifications of Technical Persons with Oversight for the Company’s Overall Reserve Estimation Process, page 16:

4.
Please expand your disclosure of the internal controls used in your reserves estimation effort to describe the qualifications of the technical person(s) within the Company primarily responsible for overseeing the preparation of the reserves estimates disclosed in your filing to comply with Item 1202(a)(7) of Regulation S-K.

Answer:
The Company acknowledges the Staff's comment. The Company proposes to expand its disclosure in future filings to include the following additional information (in bold) regarding the qualifications of the technical person within the Company primarily responsible for overseeing the preparation of the reserves estimates disclosed in its filings:
Our policies regarding internal controls over reserve estimates require reserves to be prepared by an independent engineering firm under the supervision of our Chief Executive Officer and Vice President of Operations and to be in compliance with generally accepted petroleum engineering and evaluation principles and definitions and guidelines established by the SEC. Our Chief Executive holds B.S. and M.E. degrees from Rice University in chemical engineering and earned an M.B.A. from Harvard University. He has over 30 years of experience in engineering, energy transactions, operations and finance with small independents, larger independents and major integrated oil companies. Our Vice of Operations has over 25 years of experience in oil and gas operations and hold a Bachelor of Science in Petroleum Engineering degree from the University of Oklahoma at Norman. The reserve information in this filing is based on estimates prepared by DeGoyler and MacNaughton, our independent engineering firm. The person responsible for preparing the reserve report is a Registered Professional Engineer in the State of Texas and a firm Senior Vice President. He holds a Bachelor of Science degree in Petroleum Engineering awarded in 1974 from Texas A&M University and has over 40 years of oil and gas reservoir experience. We provide our engineering firm with property interests, production, current operating costs, current production prices and other information. This information is reviewed by our Vice President of Operations and our Chief Executive Officer to ensure accuracy and completeness of the data prior to submission to our independent engineering firm. The scope and results of our independent engineering firm's procedures, as well as their professional qualifications, are summarized in the letter included as exhibit 99.4 to this Annual Report on Form 10-K.

Mr. Karl Hiller
April 1, 2015

Proved Undeveloped Reserves, page 16

5.
We note that your disclosure of the changes in proved undeveloped reserves does not appear to separately address the revision in net quantities related to the deferral of CO2 injection after the fluids release at the Delhi field mentioned on page 24. Please expand your disclosure to address any material reclassification of undeveloped reserves, from the proved category to the probable category, to comply with Item 1203(b) of Regulation S-K. If you do not believe the adjustments are material, tell us the amounts of the adjustments and the rationale underlying your view.

Answer:
The Company acknowledges the Staff's comment. The Company proposes to expand its disclosure in future filings to include additional information regarding the impact of deferred CO2 injection similar to the following:
Our proved undeveloped reserves were 5,319 MBOE at June 30, 2014 with associated future development costs of approximately $41.7 million. The 1,643 MBOE increase in proved undeveloped reserves from 3,676 MBOE as of June 30, 2013 is attributable to a 1,791 MBOE reserve increase at the Delhi Field, partially offset by the sale of 148 MBOE of our Lopez Field properties. The additional Delhi reserves are due to a 1,679 MBOE increase from higher hydrocarbon recovery rates attributable to a re-designed gas plant together with 847 MBOE of positive revisions from improved recovery and performance expectations, partially offset by a 735 MBOE decline for reserves reclassified to probable as the operator has deferred CO2 injection as a consequence of June 2013 adverse fluid release event.

6.
You state that “at June 30, 2014, none of our proved undeveloped reserves, which are all at Delhi, have remained undeveloped for five years from the date of initial recognition and disclosure as proved undeveloped reserves.” Please disclose the extent to which these proved undeveloped reserves are not expected to be converted from undeveloped to developed status within five years since your initial disclosure of these reserves. If any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, you should disclose the specific circumstances to comply with Item 1203(d) of Regulation S-K. You should also refer to the answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and advise us of any circumstances that you believe would justify a period longer than five years. You may find the C&DIs on our website at http://www.sec.gov.divisions/corpfin/guidance/oilandgas-interp.htm.

Answer:
The Company acknowledges the Staff's comment. The Company proposes to expand its disclosure in future filings to include additional information regarding the extent to which certain proved undeveloped reserves are not expected to be converted from undeveloped to developed status within five years since its initial disclosure of these reserves similar to the following:

The initial assignment of proved undeveloped reserves in the Delhi Field was made on June 30, 2010, which involved a large scale CO2 enhanced oil recovery project. The operator’s development plans for the field have remained essentially unchanged and were originally scheduled to be completed by June 30, 2015, within five years from the initial recording of such proved reserves. The field is approximately 60% developed as of June 30, 2014. However, as a result of the adverse

Mr. Karl Hiller
April 1, 2015

fluid release event in the field in June 2013 and the resultant delay in reversion of our working interest, the full development of the field is now planned to continue over next four fiscal years and is expected to be completed by December 31, 2018, approximately seven and one half years after the initial recording of proved and probable reserves. The addition of the gas plant to recover natural gas liquids and methane has required additional planning and has resulted in a delay in the full development of the field. Given the nature of CO2 EOR projects, we believe that the undeveloped reserves in the Delhi Field satisfy the conditions to continue to be included as proved undeveloped reserves because the operator has stated that: (1) it has established and continues to follow the previously adopted development plan for this project; (2) it has significant ongoing development activities at this project and (3) it has a historical record of completing the development of comparable long-term projects.

Financial Statements

Supplemental Disclosures about Oil and Natural Gas Producing Properties (Unaudited), page 54

Estimated Net Quantities of Proved Oil and Natural Gas Reserves, page 54

7.
Please expand the tabular disclosure on page 55 to quantify the net quantities of your proved undeveloped reserves by product type, and for each of the periods presented, to comply with FASB ASC 932-235-50-4.

Answer:
The Company acknowledges the Staff's comment. The Company proposes to expand its tabular disclosure of estimated quantities of proved oil and natural gas reserves and changes in quantities of proved reserves in future filings to include quantities of the Company's undeveloped reserves by product type for the fiscal years presented, similar to the following :

Mr. Karl Hiller
April 1, 2015

	Crude Oil (Bbls)	Natural Gas Liquids (Bbls)	Natural Gas (Mcf)	BOE
Proved developed and undeveloped reserves:
June 30, 2011	11,567,846	712,300	9,403,899	13,847,462
Revisions of previous estimates	84,219	(212,677)	(1,295,893)	(344,440)
Improved recovery, extensions and discoveries	137,634	5,461	18,925	146,249
Production (sales volumes)	(151,081)	(12,611)	(266,775)	(208,155)
June 30, 2012	11,638,618	492,473	7,860,156	13,441,116
Revisions of previous estimates (a)	1,826,053	975,515	27,679	2,806,181
Sales of minerals in place	(485,536)	(480,832)	(7,726,032)	(2,254,038)
Production (sales volumes)	(196,380)	(7,271)	(139,006)	(226,819)
June 30, 2013	12,782,755	979,885	22,797	13,766,440
Revisions of previous estimates (b)	(1,919,052)	1,269,588	2,412,677	(247,350)
Improved recovery, extensions and discoveries	17,146	32,731	498,044	132,884
Sales of minerals in place	(184,722)	—	—	(184,722)
Production (sales volumes)	(169,783)	(3,516)	(26,655)	(177,742)
June 30, 2014	10,526,344	2,278,688	2,906,863	13,289,510
Proved developed reserves:
June 30, 2011	4,986,337	100,900	1,543,401	5,344,471
June 30, 2012	7,670,934	111,978	1,499,382	8,032,809
June 30, 2013	10,077,522	8,539	22,797	10,089,861
June 30, 2014	7,858,224	32,164	481,042	7,970,562
Proved undeveloped reserves:
June 30, 2011	6,581,509	611,400	7,860,498	8,502,991
June 30, 2012	3,967,684	380,495	6,360,774	5,408,307
June 30, 2013	2,705,233	971,346	—	3,676,579
June 30, 2014	2,668,120	2,246,524	2,425,821	5,318,948

8.
Your explanation of the significant proved reserve revisions related to the Delhi Field during fiscal 2014 appears to aggregate both negative and positive changes attributable to separate causes. Please revise your disclosure to specify the net quantities, on a disaggregated basis, for each cause to comply with FASB ASC 932-235-50-5.

Answer:
The Company acknowledges the Staff's comment. The Company proposes to expand its explanation of significant proved reserve revisions to include the impacts of positive and negative changes on a disaggregated basis similar to the following:

(b) Significant reserve revisions occurred in the Delhi Field during fiscal 2014. As a result of an adverse fluid release event in the Field, 1,817,224 bbls. of oil reserves were reclassified from proved to a probable category based on the operator's decision to defer CO2 injections in certain parts of the Field. There was a positive revision of 1,679,481 BOE, which was comprised of 1,275,178 bbls. of natural gas liquids and 2,425,821 mcf of natural gas, as a result of an improved design for the Field's gas plant. The plant is expected to significantly increase recoveries of these products, particularly natural gas, which was not previously planned to be extracted from the injection volumes.

Mr. Karl Hiller
April 1, 2015

Exhibit 99.4

9.
We note that estimates of probable and possible reserves are shown in the reserve report although related information that must be disclosed when such estimates are disclosed in your filing is not included. We believe the information in the reserve report should correlate with the disclosures in your filing. Please obtain and file a revised reserve report that also includes the net quantities of developed and undeveloped probable and possible reserves, consistent with Item 1202(a)(2) of Regulation S-K.

Answer:

The Company acknowledges the Staff's comment. Below is a portion of the Summary and Conclusion section our of reserve engineers' June 30, 2014 report which was filed as Exhibit 99.4:

The estimates of net proved, probable, and possible reserves attributable to Evolution from the properties appraised, as of June 30, 2014, are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Net Proved Reserves
	Oil (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)

Developed Producing	7,858	32	481
Developed Nonproducing	0	0	0
Undeveloped	2,668	2,247	2,426

Total Proved	10,526	2,279	2,907

Probable	7,420	1,735	1,873
Possible	2,358	503	543

Note: Probable and possible reserves have not been risk adjusted to make them comparable to proved reserves.

Regarding the last two lines of data above, the Company proposes that for future filings it request its reserve engineer to disaggregate each of the Probable and Possible reserve summaries into their respective developed and undeveloped components in the summary reserve report attached as an exhibit to the Form 10-K.

Closing

In connection with its response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Karl Hiller
April 1, 2015

We appreciate your consideration of this response letter. If you have further questions or comments, please contact the undersigned at (713) 225-1337.

Very truly yours, SEYFARTH SHAW LLP /s/ Mark W. Coffin Mark W. Coffin
MWC:jsw

cc:    Mr. John Hodgin
Mr. Parhaum J. Hamidi
Mr. Timothy S. Levenberg
United States Securities and Exchange Commission

Robert S. Herlin
Randall D. Keys
Evolution Petroleum Corporation